# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEI Pharma, Inc., CIK 0001262104
CUSIP: 55279B301
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 9920 Pacific Heights Blvd, Suite 150, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/09/2025
Amends the filing with accession number 0001079973-25-001248
Filed by CIK 0001999256

## Reporting persons
- Alexander Schornstein: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 4,365,472; shared voting power 0; sole dispositive power 4,365,472; shared dispositive power 0; aggregate amount beneficially owned 4,365,472 (13.29% of the class)

## Item 1. Issuer
Name of issuer: MEI Pharma, Inc.
Address of issuer's principal executive offices: 9920 Pacific Heights Blvd., Suite 150 San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing: Alexander Schornstein
Address of principal business office or, if none, residence:
Kaiser-Friedrich-Allee 2, 52074 Aachen
Germany
004915142314669
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,365,472

Includes 4,140,472 shares of Common Stock held by Alexander Schornstein and 225,000 shares of Common Stock held by Camino Capital GmbH, in which Alexander Schornstein is the sole beneficial owner and has sole voting power.

As disclosed in the Company's report on Form 8-K filed with the United States Securities and Exchange Commission on September 10, 2025, the Company, pursuant to an amendment to its amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware, has changed his name to Lite Strategy, Inc. effective September 10, 2025 and will being trading under its new name and symbol "LITS" on September 11, 2025.

On the period from August 11, 2025 to September 9, 2025, the Reporting Person made several purchases of the Issuer's shares, causing ownership to exceed ten percent on September 9, 2025. Consideration for the shares was obtained from the personal funds of the Reporting Person. The Reporting Person did not acquire the securities with any purpose, or with the effect, of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, and is thus eligible to file a short-form statement on Schedule 13G pursuant to ss. 240.13d-1(c) of the Securities Exchange Act of 1934.
Percent of class:
13.29%

Based upon 32,837,743 shares of common stock currently issued and outstanding, as stated in the Company's registration statement on Form S-3 Amendment No. 1 filed with the United State Securities and Exchange Commission on August 26, 2025, prior to the completion of the offering contemplated by the registration statement.
Sole power to vote or to direct the vote: 4,365,472
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,365,472
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alexander Schornstein: /s/ Alexander Schornstein, Alexander Schornstein (09/10/2025)